July 29, 2022

Filed via SEDAR

To All Applicable Exchanges and Securities Administrators

Subject:TransGlobe Energy Corporation (the "Issuer") Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Special Meeting
Meeting Date:	September 21, 2022
Record Date for Notice of Meeting:	August 16, 2022
Record Date for Voting (if applicable):	August 16, 2022
Beneficial Ownership Determination Date:	August 16, 2022
Class of Securities Entitled to Vote:	Common
ISIN:	CA8936621066
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holders:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

ODYSSEY TRUST COMPANY

AS AGENT FOR TransGlobe Energy Corporation